January 30, 2019

J. Bradley Scovill
President and Chief Executive Officer
Citizens & Northern Corporation
90-92 Main Street
P.O. Box 58
Wellsboro, PA 16901

       Re: Citizens & Northern Corporation
           Registration Statement on Form S-4
           Filed January 10, 2019
           File No. 333-229186

Dear Mr. Scovill:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Kimberly J. Decker, Esq.